Filed by Chipotle Mexican Grill, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: McDonald’s Corporation
Subject Company’s Commission File No.: 1-5231

Transcript of Chipotle Mexican Grill, Inc. Earnings Conference Call, July 31, 2006

Operator

Good afternoon and welcome to the Chipotle second-quarter earnings conference call. (Operator Instructions). As a reminder, this conference is being recorded. Thank you. I would now like to introduce Chris Arnold, Director of Public Relations. You may begin your conference.

Chris Arnold  — Chipotle Mexican Grill - Director, IR

Hello everyone, and welcome to our call today. By now, you should have access to our earnings announcement, released this afternoon for the second quarter ended June 30, 2006. It may also be found on our website at www.Chipotle.com in the Investor Relations section.

Before we begin our presentation, I need to remind everyone that parts of our discussion today will include forward-looking statements within the meaning of the securities laws. These forward-looking statements will include projections of the number of restaurants we intend to open, pre-opening expenses, comp restaurant sales trends, income from operations and other statements of our expectations and plans. These forward-looking statements are based on information available to us today, and we are not assuming any obligation to update them. Forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. We refer you to the risk factors in our Annual Report on Form 10-K for 2005 as updated by the 10-Q we expect to file this week for a discussion of the risks that could impact our future operating results and financial condition.

Our presentation today will include certain measures that may be non-GAAP financial measures as defined by the Securities and Exchange Commission. A reconciliation of those measures can be found in the supplementary information including with the earnings release we put out this afternoon, which will be filed with an 8-K.

In connection with the proposed disposition by McDonald’s of its interests in Chipotle, we will file a registration statement with the SEC that will include a prospectus. The prospectus will contain important information about the disposition and related matters. We urge investors to read the prospectus and any other relevant documents filed with the SEC when they become available and before making any investment decisions. You will be able to obtain a free copy of the prospectus when available and other related documents filed with the SEC by McDonald’s and Chipotle at the SEC’s website at www.SEC.gov and as applicable from McDonald’s at www.McDonalds.com or Chipotle at www.Chipotle.com.

On the call with me today is Steve Ells, our Founder, Chairman and CEO. Steve is going to provide some introductory remarks. Monty Moran, our President and Chief Operating Officer, will add additional comments about our operations and McDonald’s plans to divest its investment in Chipotle. Jack Hartung, Chief Finance and Development Officer, will then walk you through the financials, development and some general thoughts on the full year 2006. We will then open the call for questions.

With that out of the way, I would like to turn the call over to Steve Ells.

Steve Ells  — Chipotle Mexican Grill - Founder, Chairman, CEO

Thanks for everyone who is dialing in and listening today. I’m certainly very pleased with our performance over the last quarter and for the first half of the year. Posting a 14.5% comp on top of 9.6 for the same quarter last year is something that we can all be proud of. In fact, we’ve now posted double-digit comp sales for more than eight consecutive years. More than anything, I think that illustrates our ability to attract new customers and to build strong relationships and greater loyalty among our existing customers.

While we know that our remarkable run of double-digit comps will not last forever, we strongly believe that our business model is one that will continue to drive success and build value for our shareholders. That is predicated on something very simple — consistently delivering an exceptional customer experience by serving delicious food and providing great service. We accomplished this by innovation and improvement, which results from consistent reinvestment in our people, equipment and food. This involves constantly challenging ourselves. We challenge each and every detail of our business. And while this approach requires significant amounts of effort at all levels of the organization, we believe that the returns justify these efforts. This philosophy has been with us since the very first Chipotle restaurant.

We focus on something very simple, and we constantly develop ways to do it better than anybody else. We aspire toward long-term success as a result of our constant and vigilant efforts to do what we do in the very best way that we can. Our goals and our focus are not on quarterly financial results. Instead, our strong quarterly performance is directly related to the successful implementation of our longer-term vision and strategy. And as an example, our Food with Integrity initiative is an investment in our future success. It’s a long-term commitment to source the very best ingredients, so we can continue to make better-tasting food. I firmly believe that the food we’re serving today is better than it was just a few years ago. But what excites me more is that it’s going to be so much better in just another few years because of this initiative.

Another recent focus on our reinvestment efforts is in restaurant design. We’re working on stores that will allow us to better accommodate higher customer volumes and that are more efficient from an energy standpoint but still remain an aesthetic relevance to the food we serve. Perhaps our most important area of reinvestment is that which we’re making in our people. Monty is going to talk a little bit about how these investments will be the foundation for future success of each and every restaurant. Clearly, our people play such a key role in delivering the Chipotle experience that it’s critical that we not only have the right people but that they are properly trained and equipped to excel at their jobs.

Lastly, we are always looking to strengthen our relationship with customers. We strongly believe that people want to do business with companies that they respect and that they find relevant. We’re constantly striving to earn the respect of our guests and strengthen customer loyalty by continuing to exceed their expectations in every interaction we have with them. Our success has increased our resources and our plan to use those resources to invest in the things that drove our continued success.

By creating this cycle of investment-driving success and success-driving continued investment, we believe we’ve created a model that will continue to separate Chipotle from its competitors, position us to produce long-term value for our shareholders and change the way Americans eat. I will now turn the call over to Monty Moran, our President and Chief Operating Officer.

Monty Moran  — Chipotle Mexican Grill - President, COO

To echo Steve’s remarks, we’re certainly pleased that we’ve been able to sustain such high restaurant comparable sales in the second quarter despite a tough comparison to the second quarter of 2005. We think these results arise from strong and growing brand recognition and customer loyalty. But as we said before, we remain excited and optimistic that there are a lot of things that we can do even better. For example, we continue to look for ways to improve how we staff our restaurants and train our crews so that we can increase throughput while improving the quality of our food and our customer service. We’re also continuing to refine our equipment and revisit the design of our restaurants to allow our people to handle higher volumes, while still improving upon our high standards of preparation and service.

To identify where improvements can be made, we had been working extensively with our restaurateurs and managers as well as our field operations people to better understand what the challenges are in the restaurants. After all, these folks have the most interaction with our customers and offer a valuable perspective on how we can improve. From our communication with these managers and restaurateurs, it’s become clear that they are very excited about our recent emphasis on the importance of the manager position and on promoting managers from within versus hiring them from outside. And because we are evaluating all managers on how well they develop people, these managers are becoming increasingly conscientious about how they hire, train and reward their crew people. We believe this will lead to consistent improvement of our crews throughout the country.

We remain convinced that attracting and retaining the very best people will lead to the greatest long-term success for Chipotle. For this reason, we remain focused on our restaurateur program and the new staffing structure within our restaurants, which promotes development of our most talented crew members to positions where they can have the greatest impact. This provides a clear direction on how our people can develop a meaningful and rewarding career at Chipotle.

We are pleased with how these programs are unfolding, and we’re seeing strong increases in the number of crew members who are able to graduate to kitchen manager, service manager and general manager positions. We’re also less reliant on hiring managers externally because of these programs. We believe this is one of the reasons that our turnover numbers at the manager level have improved this year. And we believe that over time, focusing on internal promotions will save G&A dollars, continue to lower turnover and result in better managers. It’s all part of a broader vision of empowering our people to grow and develop within this Company. We believe these efforts will allow us to continue to attract and retain better talent, which will lead to better-tasting food, better service and better sales and profitability.

Of course, even though our managers are the most important employees in this Company, our people efforts don’t end at the restaurant level. We understand that it’s critical that we as a management team set the standards in terms of holding ourselves accountable, empowering our best people and making management changes when necessary. In that regard, we recently made a change to our Southeast regional management team to better position us for the significant growth opportunity we see in that region. Most notably, we’ve expanded the territory for one of our very strong operations directors, who will now take on our 28 restaurants in Florida, Georgia and North Carolina — a number that will grow to 40 by the end of the year. While this region’s financial performance was meeting our internal plan, we felt that a change in management would lead to even better results. This is just another example of our dedication to improvement in every aspect of our business, not just when something is broken or unacceptable.

As Steve mentioned, nowhere is this philosophy more true than it is with our food and speed of service. In terms of food, we continue to invest in sourcing and serving the very best ingredients possible. And our business model is uniquely suited to accomplish this, as the efficiencies in labor and other costs allow us to have a higher relative investment in food costs.

As you know, we achieved significant gains in throughput throughout the second half of 2005 and the first quarter this year. We’re very pleased to report that we’ve been able to maintain these faster throughput levels. In fact, we’ve even been able to make additional gains in our speed of service in the second quarter. We think that our continued focus on this initiative will allow us to make further incremental improvements over time, while continuing to reduce customer waiting time, which will continue to allow us to serve people faster and allow us to serve the best-tasting food. We also continue to develop our DSL online ordering system and fax programs, and we believe that these programs also contributed to faster service and customer convenience.

Before turning it over to Jack, I want to briefly address McDonald’s plan to fully divest its position in Chipotle by the end of October of this year. This could result in a tax-free exchange of McDonald’s share — it should result in a tax-free exchange of McDonald’s shares for Chipotle common stock, subject to market conditions. But aside from our role in assisting McDonald’s with that transaction, it’s really going to be business as usual for us. In fact for the last eight years, we’ve run our business with a high level of autonomy from McDonald’s and we don’t see this separation as an issue.

We’ve been preparing ourselves for the event for some time now, talking with suppliers, distributors and others to confirm that the continuation of our existing relationship and terms — they will stay in place. An example of this preparation is our current pricing with Coca-Cola, which will stay the same in 2006. Thereafter, we’re very confident that we will receive very competitive service and pricing. Similarly, we don’t expect any disruption or modification to our distribution system, despite the fact that we do share some independent distributors with McDonald’s.

Our benefits program will also be transitioning away from McDonald’s in conjunction with their divestiture. And again, we don’t see any substantial changes in the benefits we offer or costs we’ll incur. You’ll also recall that we had historically outsourced certain accounting services to McDonald’s. I’m pleased to report that we have recently transitioned those accounting services in-house without any disruption to our business and with no increase in cost.

So, we’re very excited about entering the next phase of our growth, and we’ve been preparing by making investments in our people, our food and our restaurants. These efforts are already paying dividends by strengthening our culture and raising our performance level. As we continue building more restaurants, we look forward to spreading the word about what fast, fresh and great-tasting food can be.

I will now turn the call over to Jack Hartung, who will review for you our second-quarter results in further detail.

Jack Hartung  — Chipotle Mexican Grill - Chief Finance and Development Officer

So let’s just jump right into the financial highlights for the quarter. For the second quarter of ‘06, revenues were 204.9 million, which is a 31.1% increase from the comp quarter in 2005. Of the $48.5 million increase in restaurant sales, 22.5 million was driven by the 14.5% increase in comp restaurant sales, while 26 million came from sales from new restaurants opened in 2005 and 2006. For the six months ended in June, revenues increased 35.3%. We opened 14 new restaurants in the second quarter, which brings our year-to-date total openings to 29. As expected, the pace of openings will pick up in the third quarter as we opened six additional restaurants in July and we have more than 30 restaurants currently under construction. As a result, we remain confident we will hit our opening guidance of 80 to 90 new restaurants for the year.

The 14.5% comp on top of the 9.6% we achieved in the second quarter of last year was driven mainly by transaction growth. And we also benefited from the price increase we took in certain markets in the second half of last year when we rolled out natural beef or natural chicken.

This added about 2.7% to the comp in the quarter. The increase has driven our average annual restaurant sales to 1,545,000, which is more than $100,000 increase in the average store sales in just the last six months.

We’ve not seen any weakness in our sales or average check in the quarter, despite recently-reported pressure on general consumer spending. And while our business may be adversely affected by changes in the general economy, we think that Chipotle is well-positioned because of the great value of our offering, our loyal customer base and the high quality of our food. Overall, these higher restaurant sales helped to increase restaurant-level operating margin to 21.7% in the second quarter of ‘06, which is 180-basis point improvement from the 19.9% reported in the second quarter of 2005. Food, beverage and packaging costs fell to 30.9% of total revenue, which is down from 32.2% last year, 130-basis point improvement. This improvement was driven by lower commodity costs including lower avocado prices as well as the menu price increases in certain markets in the second half of ‘05.

As you heard from both Steve and Monty, we began investing in a new restaurant management structure in the second quarter, which over time, we expect to lead to improved training, increased internal promotions, better operations and better customer service. Though this resulted in additional staffing as we transitioned to this new structure, we were still able to achieve lower labor costs as a percent sales of 10-basis points to the quarter due to these higher average restaurant sales.

Occupancy costs were 7% of total revenue, which is a 60-basis point reduction from the second quarter of 2005, which is driven largely by fixed costs spread over higher average restaurant sales. Other operating expenses rose 10-basis points to 12.6% of total revenues, and this is due to higher advertising costs in the quarter along with higher insurance costs.

Due to economies of scale, G&A as a percent of total revenue was 8.6% for the quarter, a 20-basis point reduction from the same period of last year. However, this included $1 million in increase in severance-related costs and $600,000 in costs related to the recently-completed secondary offering. As we discussed in prior calls, though we do expect to leverage our G&A over time, we expect to see little or perhaps no G&A leverage in 2006 as a result of added public company costs, stock-based compensation costs and the costs of separating from McDonald’s including these deal-related costs.

Pre-opening costs were 1.5 million during the quarter compared to $400,000 last year. This increase has resulted in an accounting change, which requires us to expense rent during construction including straight line rent. Prior to implementing this change at the beginning of this fiscal year, these costs were capitalized.

Net interest income totaled $1.6 million for the quarter compared to net interest expense of $300,000 last year. This is primarily due to the cash balance we carried during the quarter, which was 142 million at the end of the quarter. Strong operating cash flow has allowed us to add to the net IPO proceeds of $120.9 million, while simultaneously investing in our new restaurants. We do not expect to continue to add to this cash balance in the third and fourth quarter due to the increased spending expected related to store openings. Net income before tax increased 94% to 17.4 million compared to 9 million in the second quarter of 2005, which is a 280-basis point improvement as a percent of total revenue.

Our effective tax rate for the quarter was 38.1%, and we expect our annual tax rate to now be in the 40% range for the full year. And that’s down from our previous guidance of 41 to 42%. This tax reduction is due to our ability under FAS 123R to now offset permanent differences related to the non-vested stock with a tax benefit derived from exercised options. In addition, we did receive some benefit from certain state tax law changes.

In the second quarter of last year, we realized a $20.3 million tax benefit. And in comparing our net income this year to that of last year, we adjust our prior year performance to allow for a more meaningful comparison. So on this basis, net income for the second quarter of ‘06 was 10.8 million compared to an adjusted 5.4 million in the second quarter of 2005. Earnings per diluted share were $0.33 in the quarter versus an adjusted $0.21 last year. So on an adjusted basis, net income for the quarter doubled and EPS increased 57%.

Turning to operating cash flow, net cash provided by operating activities for the six months increased to 45 million in ‘06 from 27 million last year. And we continue to expect our cash flow from operations will fund most if not all of our CapEx needs for the year. Most of our CapEx is invested in new restaurants, which continue to average right around 900,000 per restaurant which excludes leasing-related cost.

Looking to the rest of 2006, we expected our comp sales will be sequentially lower during the third and fourth quarters as we face tougher comparisons. But for the full year ‘06, we are raising our comp sales guidance from high single digits to low double digits for the full year.

Just a couple other notes. We look for total non-cash stock compensation expense of about 5 million for the year. And diluted common shares outstanding should remain in the 32.5 million to 33 million range. Finally, we expect to incur about 1.5 million in legal, audit, printing and other fees in the second half of ‘06, associated with the McDonald’s plan to divest of our common stock through this tax-free exchange of McDonald’s shares for Chipotle shares. As you probably know, McDonald’s recently announced their registration statement. It’s expected to be filed with the SEC in the coming weeks, and the transaction is expected to be completed by the end of October. Longer-term, we remain confident with Chipotle’s ability to grow income from operations at an annual rate of about 25%, which is similar to many other high-growth restaurant concepts.

So, thanks for your time today. And now, we would be happy to answer any questions you might have. Operator, please open the line for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Paul Westra, Cowen & Company.

Paul Westra  — Cowen & Company - Analyst

A couple of questions. First, Monty, if you wouldn’t mind going back a little bit into more detail on your comments, both on the throughput and I guess the restaurateur program. You mentioned the throughput that you are sort of maintaining the gains you made in the first quarter. But can you remind us how you are keeping score? What do those numbers mean? What’s the meaning specifically by equipment and redesign changes?

Monty Moran  — Chipotle Mexican Grill - President, COO

With regard to throughput, we — the throughput has continued to increase for the bottom line. We’re about seven transactions faster than we last reported. We think that the dramatic gains of the second half of ‘05 coming into the first quarter of ‘06 were certainly some of the low-hanging fruit, but we anticipate that we will be able to continue to make throughput improvements. But those throughput improvements will be achieved over a longer period time, and they will be incremental.

In terms of equipment changes, we’re looking at still every aspect of our front line and how we train people to work that front line, including printing out our register receipts more quickly without waiting for credit card authorizations — that’s still being rolled out — change machines, which have been rolled out in some of our restaurants but still haven’t been rolled out in all of them; implementation and better use of the second cash register, which increases our throughput quite dramatically if it’s properly used; and then again just continuing to constantly train our crews and managers to understand how to better implement that suite of service through the use of linebackers and expo positions, which as we travel around the country we still see folks who are not doing that properly. When we make those changes, we can speed them up dramatically. So as I’ve always said, better throughput is only part of a broader effort towards great customer service. And obviously, that will remain a key factor for us.

Paul Westra  — Cowen & Company - Analyst

When you say equipment and maybe redesigns, you’re talking about little changes — little equipment like a change or not anything (multiple speakers)—?

Monty Moran  — Chipotle Mexican Grill - President, COO

Yes. Just to give you some examples, we’re looking at ways we can chop chicken and put it back in a warm container more quickly so that it is a higher quality but also creates fewer movements by our crew and that allows them to move much more quickly. We’re positioning where we put the lettuce on the line, where we put tortillas. We’re positioning where we put just the spoons and other implements that our crews used to prepare the food so that they can grab it more quickly — grab a clean one more quickly with fewer movements of their body. You know we’re building our fax lines more efficiently so that they — our crews can use those to prepare food from fax orders without disrupting service on the main line. We’re positioning our second registers sort of the right distance from the first one so that we can have an expediter most efficiently work between those two people.

So it’s just a whole lot of little details that we’re working on — each one of which might save only a second or two or three per transaction, but those numbers obviously are very important given the fact that our transactions can take as little as 11, 12 seconds each in some of our faster restaurants. I guess what makes us really proud and aware that we are achieving greater success through some of these measures is that our very fastest restaurants have increased their speed of service. So the old Chipotle throughput records continue to be broken and broken and broken. And we continue to get this great news, which gives us higher hopes that more of our high-volume stores can improve dramatically their throughput.

Paul Westra  — Cowen & Company - Analyst

Then just a little follow-up on the restaurateur program. I think last quarter, you said there was 43 initial candidates. And then in today’s comments, you mentioned graduation rates are up; turnovers are down. What are your turnover numbers year-over-year and maybe just a little more detail on why you think it’s so far so good on the start of this program?

Monty Moran  — Chipotle Mexican Grill - President, COO

It’s a great question. On the restaurateur program — I don’t want to mislead you. We’ve only got about 45 today, so we’ve only added really I thought it was one, perhaps two this quarter. But you won’t see us going out and bringing big classes of restaurateurs in each quarter. That’s not how it’s going to work. Rather, we’ve already got a strong class of restaurateurs in. We want to make sure to keep the bar extremely high. The most important thing for us is that that initial class of restaurateurs will be setting the example of how we want all of our other managers to act.

Steve and I are still interviewing personally each candidate who is going to become a restaurateur. And the way we are finding them now is just as we travel the country, our field operations folks are pointing out to us who they think are the candidates or people who are nearly candidates so that we can get to know those people and evaluate them. And we will make additional restaurateurs on the spot when we believe we’ve got a candidate who is deserving of that position. But we don’t intend on bringing sort of big classes in until we find exactly the right people.

So we do believe that over time, the restaurateur position will become more the rule than the exception. But given how big the class was and how intensified our search was for those people during the first quarter, you might say we’re sort of taking a breather just to let those people get ingrained in that position and so forth.

With regard to the turnover numbers and so forth, our manager turnover has maintained the improvement we saw during the first quarter, something sort of in the low 30s in terms of management turnover. Our crew turnover is still below the industry average. It’s sort of held constant to what I reported earlier, something around the 100% mark. And you know we’ve moved — importantly in moving people up from within though. The percentage of our salaried managers who have come from hourly employees within has increased from about 8 points — 80% over where it was this time last year. And the number of crew promoted to hourly management positions as compared to this time last year is also up about 10%. We’ve also achieved (multiple speakers) staffing this year in terms of where our managers are in terms of how many managers are in each of our stores. And that adequate staffing tends to lead to much lower burnout among our managers, so we anticipate that that will also have a positive effect on turnover going forward.

Paul Westra  — Cowen & Company - Analyst

What percentage of your managers now are from formerly salaried?

Monty Moran  — Chipotle Mexican Grill - President, COO

40%. I’m sorry; did you say — I’m sorry. 40% of our current managers come from within, and 60% come from outside. But that might not have been your question. What was it?

Paul Westra  — Cowen & Company - Analyst

That was it. I just want to clarify where you are now that you’re up 8 points. Then if you don’t mind, I will just go down to question two. Jack, you mentioned pre-opening. It looked a little higher. I know you are expensing some straight line. What’s a good number we should be using as a per store pre-opening number?

Jack Hartung  — Chipotle Mexican Grill - Chief Finance and Development Officer

I think about 1 million per quarter. I think it will step up a little because we’ve got more openings in the second half of the year. So if you stepped that up a little bit to measure it with the back loading of our openings, I think you’ll be in the ballpark.

Paul Westra  — Cowen & Company - Analyst

But I think one point where we were near 60,000 a store, was that—?

Jack Hartung  — Chipotle Mexican Grill - Chief Finance and Development Officer

Yes, it’s still in that ballpark. We’re still running about in that ballpark. 60,000 — that’s all in. There are different components of pre-opening. Historically, our pre-opening costs used to just be pre-opening training and pre-opening marketing and the cost of the food that we used during training and for some of our mocks and some of our charitable events. And that’s still in that 20,000 to $25,000 range. Then on top of that with the new accounting change, you’ve got this $40,000 per store. And that’s the capitalization of pre-opening rent. Of that, roughly about three-quarters of that is straight line rent. It’s just a calculation. There is no actual expenditure. About one quarter of that on average relates to actual rent that we pay during construction that we have to capitalize.

Operator

[Dana Greenburg], Morgan Stanley.

Dana Greenburg  — Morgan Stanley - Analyst

My question is — as you forecast the lower comps in the future, given the tough year ago comparisons, do you think that you will still be able to achieve this level of restaurant-level operating margins that would be 20-plus percent range?

Monty Moran  — Chipotle Mexican Grill - President, COO

Yes, it’s a great question. We do and I will maybe make some comments that might create some exceptions in a second. Because we’re not seeing our sales dollars or transactions level off at all. Those continue to hold up very, very well. So really what we’re seeing is just low relative percentages — percentage increases as we compare it year-to-year. But our sales dollars are holding up quite well.

Now the things that might cause some slippage in margin are things like commodities — have been very, very, very good this year. We normally do see avocado prices seasonally at their lowest in the mid summer, then at the end of summer begin to rise a little bit. Now we don’t see any dramatic changes in avocados, but we would expect to see some increase there.

Other commodities — you know three of the last four years, we’ve had weather-related events — hurricanes that have affected tomatoes and peppers. So those types of things — if they enter in — those will have an impact on margins. But in terms of our ability to drive this kind of a margin in kind of normalized commodity environment, we’re very confident that we’ll be able to continue to do that. One other item that I will mention, you’ve noticed in the fourth quarter — a little bit in the third quarter and then more so in the fourth quarter — the greater number of openings has an impact on our margins as well.

Operator

(Operator Instructions). Steven Rees, JPMorgan.

John Ivankoe  — JPMorgan - Analyst

Actually, it is John Ivankoe for Steve. My question was about the mix of new units in new markets versus existing markets. And clearly, you have skewed pretty heavily towards existing markets in the first half of the year, and your new unit volumes certainly looked great. So could you talk about what you expect that mix to be in the second half of this year and if possible in 2007? And maybe talk about the performance as you anticipate between you and existing markets?

Monty Moran  — Chipotle Mexican Grill - President, COO

Yes, we had in the first half of the 29, we had like five openings in new markets and the new markets are Detroit and North Carolina. We would expect about the same number you know in the second half of the year, so around 5, 6, 7, something like that. So it will be in the 9, 10, 11, 12 kind of range just depending on timelines and the like.

I think going forward into ‘07, you can expect to see similar numbers. You might see that percentage inch up a little bit. But we were very careful, very thoughtful about going into new markets. And we will build inventory, so we can open up 3, 4, 5, 6 restaurants in a new market. And we go into a couple of pre-markets — new markets per year. So I think you’ll always see a heavier concentration in existing proven markets than you will in the new.

John Ivankoe  — JPMorgan - Analyst

Maybe this makes — that makes this question a little bit less important then. What are you doing to ensure the success of new markets 2006, 2007 relative to previous efforts? What have you learned? Is there anything structural that you are doing differently?

Monty Moran  — Chipotle Mexican Grill - President, COO

Well, a couple of things. One, we’ve learned that you need to have an experienced Chipotle team open up new markets. And so early, early, early on markets like California for example, we found that when you put a brand-new team that isn’t really very experienced in providing the entire Chipotle experience that it’s not the Chipotle experience and customers don’t connect as quickly versus now we’ve gotten an infrastructure such that when we open a new open — Detroit, for example. Detroit was opened up really out of our central region, which is based in Chicago. Carolina, that was opened up out of our Southeast region, which is based in the Tampa area. So we know that we have to continue to leverage the talent of our existing people to open up new markets.

The other thing is we know we have to open up in very strong real estate. So especially in new markets, we look for very prominent real estate. You’ll see more freestanders in the first few openings of new markets than you will in an existing mature market and that is just to create instant awareness. And then we will also put a very thoughtful marketing approach. We know that we need to get our burritos into as many mouths as possible, people that may not have experienced Chipotle before. And so, we will be very aggressive and very thoughtful about getting people to try the Chipotle experience. We’ve been very successful when people try it that they like it, they come back, and they bring their friends. So those are the things that we’ve done differently.

One other thing we benefited from — we have kind of a national buzz that we kind of have been building over the years. I think the IPO probably took it to another level. There’s less and less people that even in new markets that have not ever heard of Chipotle. At least they’ve heard of us. And we’re finding as we go into new markets, more and more people have tried us. When they’ve been in other markets, they’ve been with friends and they’ve tried us. So we’re benefiting from that as well.

Operator

(Operator Instructions). Mark Kalinowski, Buckingham.

Mark Kalinowski  — Buckingham - Analyst

(technical difficulty) questions, first on the consumer in general. Obviously, there’s a lot of companies talking about a consumer slowdown. Your same-store sales would seem to suggest that you’re not seeing any effect. Just wondering if there’s any particular part of the consumer spectrum that you might be seeing any effects. And second, just curious if you are able to quantify even to a very rough degree how much the speed of service initiatives are affecting your same-store sales.

Monty Moran  — Chipotle Mexican Grill - President, COO

I will take the first piece. You know any way we slice it, we’re just not seeing an impact from the customer and we feel very blessed that our customers are loyal. New customers continue to seek out Chipotle. And so, when we look at our overall average sales trends, we’re not seeing a change. When we look at it by region to see if maybe some regions are more sensitive than others, we’re not seeing a change in the trend line there. We’re not seeing a change in the average check or in mix shift. We’re not seeing people trade down, etc.

So any way we slice it, we’re just not seeing it. We think that we’re benefiting from the fact that people like the overall experience. They like the high-quality food. So, we’re just very fortunate that we’re not seeing the impact from the more price-sensitive or the pressure that we’ve seen in other segments including restaurants on consumer spending.

Operator

There appears to be no further questions at this time from the phone audience. I will turn this conference back over to the speakers for any additional closing remarks.

Chris Arnold  — Chipotle Mexican Grill - Director, IR

Thank you all for joining us today. We will look forward to talking to you in just a few months.

Operator

That does conclude today’s conference. We thank you for your participation.

Additional Information

In connection with the proposed disposition by McDonald’s Corporation of its interest in Chipotle Mexican Grill, Inc. via a tax-free exchange offer, Chipotle will file with the Securities and Exchange Commission a registration statement that will include an exchange offer prospectus. The prospectus will contain important information about the disposition and related matters, and McDonald’s will mail the prospectus to its shareholders. Investors and security holders are urged to read the prospectus, and any other relevant documents filed with the SEC, when they become available and before making any investment decision. None of McDonald’s, Chipotle or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. You will be able to obtain a free copy of the prospectus (when available) and other related documents filed with the SEC by McDonald’s and Chipotle at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from McDonald’s at www.mcdonalds.com or Chipotle at www.chipotle.com.